Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES AN INCREASE IN NET INCOME OF 32%

DURING THE SECOND QUARTER AND A COMPREHENSIVE PLAN

TO ENHANCE TOTAL SHAREHOLDER RETURN

•	Operating EBITDA during the second quarter increased by 4% on a like-to-like basis versus the comparable period of 2017.

•	Net income increased 32% on a year-over-year basis, reaching US$382 million during the second quarter.

•	“A Stronger CEMEX” plan announced to accelerate company’s path to investment grade and deliver increased shareholder value.

MONTERREY, MEXICO, JULY 26, 2018– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 7% during the second quarter of 2018 to US$3.8 billion versus the comparable period in 2017. Operating EBITDA on a like-to-like basis increased by 4% during the second quarter of 2018 to US$714 million versus the comparable period in 2017.

CEMEX’s Consolidated Second-Quarter 2018 Financial and Operational Highlights

•	The increase in quarterly consolidated net sales was due to higher prices of our products, in local currency terms in all of our regions, as well as higher volumes in Mexico, the U.S., and our Europe and Asia, Middle East & Africa regions.

•	Operating earnings before other expenses, net, in the second quarter increased by 8%, to US$504 million on a like-to-like basis.

•	Controlling interest net income during the quarter was US$382 million from an income of US$288 million in the same period of 2017.

•	Operating EBITDA on a like-to-like basis increased by 4% during the quarter compared to the same period in 2017, to US$714 million.

•	Operating EBITDA margin during the quarter decreased to 18.8% from 19.5% in the same period of 2017.

•	Free cash flow after maintenance capital expenditures for the quarter decreased by 26% to negative US$260 million, compared to the same quarter of 2017.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “We are encouraged by the very favorable volume dynamics we saw in most of our portfolio during the quarter, with improvements in pricing which should translate into higher profitability during the second half of the year. Our operations in the U.S. and Europe indicate a strong sequential growth in volumes resulting from strong demand and pent-up activity after adverse weather conditions in the first quarter, as well as improved pricing dynamics. In Mexico, we are pleased with the year-over-year, double-digit growth in ready-mix and aggregates volumes and high-single-digit increase in prices. In addition, in our Asia, Middle East and Africa region, we saw a high-single-digit growth in cement volumes in the Philippines and Egypt with favorable sequential pricing dynamics.

Our net income increased by 32% on a year-over-year basis, reaching US$382 million during the quarter. In addition, our total debt plus perpetual notes declined by US$462 million during the quarter, and by US$6.6 billion since the end of 2013.

With the objective of accelerating our path to investment grade and enhancing total shareholder return, today we are announcing «A Stronger CEMEX», a plan designed to reposition our portfolio toward higher growth. During the next 2.5 years, we will work to optimize our portfolio by focusing on markets with the greatest long-term growth potential and selling between US$1.5 and 2 billion of assets. We will also implement actions to achieve US$150 million in cost savings as an opportunity to continue improving our profitability. Furthermore, we will reduce our total debt by US$3.5 billion by the end of 2020, and we will return capital to our shareholders through an annual cash dividend starting with US$150 million in 2019.”

Consolidated Corporate Results

During the second quarter of 2018, controlling interest net income was US$382 million, versus an income of US$288 million in the same period last year.

Total debt plus perpetual notes decreased by US$462 million during the quarter.

Geographical Markets Second-Quarter 2018 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, increased 13% in the second quarter of 2018 to US$867 million. Operating EBITDA, on a like-to-like basis increased by 8% to US$311 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$989 million in the second quarter of 2018, an increase of 9% on a like-to-like basis from the same period in 2017. Operating EBITDA increased by 11% on a like-to-like basis to US$189 million versus the same quarter of 2017.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$461 million during the second quarter of 2018, remaining flat on a like-to-like basis over the same period of 2017. Operating EBITDA decreased by 9% to US$110 million in the second quarter of 2018, from US$120 million in the same quarter of 2017.

In Europe, net sales for the second quarter of 2018 increased by 6% on a like-to-like basis to US$1,040 million from the second quarter of 2017. Operating EBITDA was US$121 million for the quarter, 5% higher than the same period last year on a like-to-like basis.

Operations in Asia, Middle East and Africa reported a 10% increase in net sales for the second quarter of 2018, to US$353 million, versus the same quarter of 2017 on a like-to-like basis. Operating EBITDA for the quarter was US$52 million, 8% higher on a like-to-like basis than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.